Act
12-10

02053099

NITED STATES
D EXCHANGE COMMISSION
ington, D.C. 20549

VF 12-6-02

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
NOV 26 2002
WASHINGTON, D.C. 155 SECTION

SEC FILE NUMBER
8- 42147

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2001 (MM/DD/YY) AND ENDING September 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Highland Financial, LTD

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (*Do not use P.O. Box No.*)

915 Menoher Boulevard, Suite A
(No. and Street)

Johnstown (City) Pennsylvania (State) 15905 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gordon D. Smith (814) 536-3000
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wessel & Company
(Name - *if individual, state last, first, ?niddle name*)

215 Main Street (Address) Johnstown (City) Pennsylvania (State) 15901 (Zip)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 13 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gordon D. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Highland Financial, LTD as of September 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
Vickie L. Langham, Notary Public
Johnstown, Cambria County, PA
My Commission Expires Aug. 30, 2004

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 156-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 156-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation,
- ☐ (in) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

"For conditions of confidential treatment of certain portions of this filing, see section 240.1 7a-5(e) (3).

HIGHLAND FINANCIAL, LTD.

TABLE OF CONTENTS

PAGE

WESSEL & COMPANY
A PROFESSIONAL CORPORATION

Certified Public Accountants
Johnstown, Pennsylvania

INDEPENDENT AUDITOR'S REPORT

October 25, 2002

To the Shareholders
Highland Financial, Ltd.
Johnstown, Pennsylvania

We have audited the accompanying statement of financial condition of Highland Financial, Ltd. (the Company), as of September 30, 2002, and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Highland Financial, Ltd. as of September 30, 2001 were audited by another auditor who has ceased operations and whose report dated October 29, 2001 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Highland Financial, Ltd. at September 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule A is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wessel & Company

Wessel & Company
Certified Public Accountants

HIGHLAND FINANCIAL, LTD.
STATEMENTS OF FINANCIAL CONDITION
SEPTEMBER 30, 2002 AND 2001

	2002	2001
ASSETS		
Current Assets		
Cash & cash equivalents (Note 2)	$ 73,680	$ 27,444
Special account FBO Customers	3,000	-
Accounts receivable (Note 1)	5,676	40,701
Accrued interest receivable	3,080	7,848
Supplies inventory	1,060	1,060
Prepaid taxes	2,205	2,205
Deferred income tax asset (Note 6)	1,000	-
Total Current Assets	89,701	79,258
Note receivable - shareholder (Note 3)	40,000	58,000
Furniture and equipment, at cost - Net of accumulated depreciation of $8,336 and $ 7,038 respectively (Note 1)	753	2,051
Total Assets	$ 130,454	$ 139,309
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	$ 11,849	$ 4,122
Brokers payable	2,880	-
Accrued sales commission	113	248
Accrued profit sharing liability	15,000	15,000
Current income tax liability (Note 6)	6,732	-
Deferred income tax liability (Note 6)	-	6,013
Total Current Liabilities	36,574	25,383
Shareholders' Equity		
Common stock - $1.00 par value, 100,000 shares authorized, 50,000 shares issued and outstanding	50,000	50,000
Additional paid-in capital	50,000	50,000
Retained (deficit)/earnings	(6,120)	13,926
Total Shareholders' Equity	93,880	113,926
Total Liabilities and Shareholders' Equity	$ 130,454	$ 139,309

See Independent Auditor's Report and
Accompanying Notes to Financial Statements

HIGHLAND FINANCIAL, LTD.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED SEPTEMBER 30, 2002 AND 2001

	2002	2001
Revenues		
Consulting fees	$ 57,468	$ 79,405
Commissions	315,136	231,867
Investment earnings	196	862
Other income	6,531	-
Interest income	3,080	3,700
Total Revenues	382,411	315,834
Expenses		
Contract labor	135,722	132,899
Commissions	8,023	3,278
Occupancy	43,869	28,800
Depreciation	1,299	1,299
Communications	7,833	7,544
Regulatory fees	2,712	2,987
Operating expenses	203,280	147,493
Total Expenses	402,738	324,300
(Loss) Before Income Taxes	(20,327)	(8,466)
Provision/(Benefit) for Income Taxes (Note 6)		
Current provision	6,732	900
Deferred (benefit)/provision	(7,013)	1,559
Total (Benefit)/Provision for Income Taxes	(281)	2,459
Net (Loss)	$ (20,046)	$ (10,925)

See Independent Auditor's Report and
Accompanying Notes to Financial Statements

HIGHLAND FINANCIAL, LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Shareholders' Equity
Balance - Beginning of Year	$ 50,000	$ 50,000	$ 13,926	$ 113,926
Net (Loss)	-	-	(20,046)	(20,046)
Balance - End of Year	$ 50,000	$ 50,000	$ (6,120)	$ 93,880

See Independent Auditor's Report and
Accompanying Notes to Financial Statements

HIGHLAND FINANCIAL, LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Shareholders' Equity
Balance - Beginning of Year	$ 50,000	$ 50,000	$ 24,851	$ 124,851
Net (Loss)	-	-	(10,925)	(10,925)
Balance - End of Year	$ 50,000	$ 50,000	$ 13,926	$ 113,926

See Independent Auditor's Report and
Accompanying Notes to Financial Statements

HIGHLAND FINANCIAL, LTD.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2002 AND 2001

	2002	2001
Cash Flows from Operating Activities:		
Net (Loss)	$ (20,046)	$ (10,925)
Adjustments to reconcile net (loss) to cash provided by operating activities:		
Depreciation	1,299	1,299
(Decrease)/Increase in deferred taxes	(7,014)	1,559
(Increase) in speical account FBO customers	(3,000)	-
Decrease/(Increase) in accounts receivable	35,025	(27,287)
Decrease/(Increase) in accrued interest receivable	4,768	(3,700)
(Increase) in prepaid taxes	-	(606)
Increase in accounts payable	10,607	1,298
Increase/(Decrease) in income taxes	6,732	(1,746)
Increase in accrued profit sharing liability	-	6,000
(Decrease)/Increase in accrued sales commission	(135)	60
Total adjustments	48,282	(23,123)
Net Cash Provided By/(Used In) Operating Activities	28,236	(34,048)
Cash Flows from Investing Activities:		
Loan payments received from shareholder	18,000	9,000
Net Cash Provided By Investing Activities	18,000	9,000
Net Increase/(Decrease) in Cash and Cash Equivalents	46,236	(25,048)
Cash and Cash Equivalents - Beginning of Year	27,444	52,492
Cash and Cash Equivalents - End of Year	$ 73,680	$ 27,444

Supplemental Disclosures of Cash Flow Information:

Accounting Policies Note

The Company considers all highly liquid investments with a maturity of three (3) three (3) months or less when purchased to be "cash equivalents".

Cash paid during the year for:

	2002	2001
Federal and state corporate income taxes	$ -	$ 2,832
Interest	$ -	$ -

See Independent Auditor's Report and
Accompanying Notes to Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Highland Financial, Ltd. (the Company) was incorporated in the Commonwealth of Pennsylvania and is a closely held corporation. The Company is registered with the Pennsylvania Securities and Exchange Commission as a broker-dealer and is registered to do business as a broker-dealer in Pennsylvania, Florida, Michigan and New Jersey. In addition, the Company is registered as an insurance broker in Pennsylvania.

Revenue Recognition

The Company earns consulting fees from providing investment advisory and other consulting services to investors. Commissions are earned on sales of mutual funds to investors. Revenues are recognized on the accrual basis of accounting.

Accounts Receivable

Accounts receivable represent commissions and consulting fees earned. No allowance has been provided based on historical collection results and management's judgment of collectibility.

Equipment and Furniture

Equipment and furniture assets are recorded at cost and depreciated over their estimated useful lives of seven (7) years on a straight-line basis for financial statement purposes. Depreciation expense was $1,299 and $1,299 for the years ended September 30, 2002 and 2001 respectively.

Income Taxes

The Company has adopted Statement of Financial Accounting Standards No.109 "Accounting for Income Taxes" (SFAS 109). Deferred taxes are computed based on the tax liability or benefit in future years of the reversal of temporary differences in the recognition of income or deduction of expenses between financial and tax reporting purposes. The principal items resulting in the

differences are reporting on a cash basis of accounting for tax purposes, contribution carryover and depreciation expense. The net difference between tax expense and taxes currently payable is reflected in the balance sheet as deferred taxes. Deferred tax assets and/or liabilities are classified as current and non-current based on the classification of the related asset or liability for financial reporting purposes, or based on the expected reversal date for deferred taxes that are not related to an asset or liability.

Inventory

Supplies inventory is stated at cost which approximates market.

Use of Estimates

The Company uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that management uses.

Reclassifications

Certain amounts in the prior year financial statements have been reclassified for comparative purposes to conform to the presentation in the current year financial statements.

NOTE 2 - CASH AND CASH EQUIVALENTS

Cash and Cash Equivalents consist of the following:

	2002	2001
Cash in Bank	$ 58,228	$ 12,247
Money Market Funds	15,452	15,197
	$ 73,680	$ 27,444

Money market funds have a check writing feature which allows immediate withdrawal of funds at any time. The funds generate income at a variable rate based upon market conditions with a current yield of approximately 1.09% and 2.68% at September 30, 2002 and 2001 respectively.

NOTE 3 - NOTE RECEIVABLE - SHAREHOLDER

The Company has an unsecured note receivable from a shareholder which had an outstanding balance amounting to $40,000 and $58,000 at September 30, 2002 and 2001, respectively. The note bears interest at rate of six percent (6%).

NOTE 4 - RESERVE REQUIREMENTS

The Company is exempt from the provisions of the Securities and Exchange Commission's Reserve and Custody of Securities Rule 15c3-3 under paragraph (K)(2)(A) because it promptly deposits customer funds into a trust account for the exclusive benefit of the customer.

NOTE 5 - PROFIT-SHARING PLAN

The Company has a defined contribution profit-sharing plan covering all eligible employees based on age and hours of service. Contributions under the plan are discretionary and are determined annually by the Company. The pension expense for the years ended September 30, 2002 and 2001 is $29,250 and $18,145 respectively.

NOTE 6 - INCOME TAXES

The current and deferred income tax provision/(benefit) consists of the following:

	2002	2001
Current Provision		
State	$ 3,059	$ 900
Federal	3,673	---
	6,732	900
Deferred (Benefit)/Provision		
State	(3,142)	846
Federal	(3,871)	713
	(7,013)	1,559
Total (Benefit)/Provision	($ 281)	$ 2,459

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liability are summarized as follows:

	2002	2001
Tax Assets/(Liabilities)		
Net operating loss carryforward	$ ---	$ 4,121
Excess tax over book depreciation	(200)	(482)
Contribution carryover	5,000	3,598
Cash basis reporting for tax purposes	1,200	(9,652)
	6,000	(2,415)
Less: Valuation allowances		
Contribution carryover	(5,000)	(3,598)
Net Deferred Tax Asset/(Liability)	$ 1,000	($ 6,013)

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company leases a vehicle from a shareholder on a month to month basis. The lease expense for the years ended September 30, 2002 and 2001 amounted to $8,061 and $8,061 respectively.

The Company and Highland Financial Advisors (a Corporation), are considered related parties as a result of common ownership. Both organizations share the same office space and personnel whose cost are allocated to each organization based upon management's estimate of usage as provided in a written agreement.

The following is a summary of the shared expenses:

	2002	2001
Office lease expense	$ 43,869	$ 28,800
Contract labor	135,722	132,899
Furniture and equipment lease expense	37,998	36,000

NOTE 8 - MINIMUM CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1). Under this Rule, the Company is required to maintain net capital of not less than $25,000 for the years ended September 30, 2002 and 2001. The Company's net capital as defined by SEC Rule 15c3-1 was $17,002 and $15,208 in excess of the minimum net capital required for the years ended September 30, 2002 and 2001 respectively.

HIGHLAND FINANCIAL, LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED SEPTEMBER 30, 2002

1. Total ownership equity		$ 93,880
2. Deduct ownership equity not allowable for net capital		-
3. Total ownership equity qualified for net capital		93,880
4. Add:		
a) Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
b) Other (deductions) or allowable credits - deferred income tax liability and prepaid taxes		1,205
5. Total capital and allowable subordinated liabilities		95,085
6. Deductions and/or charges:		
a) Total non-allowable assets	(52,774)	
b) Secured demand note deficiency	-	
c) Commodity futures contracts and spot commodities - proprietary capital charges	-	
d) Other deductions and/or charges	-	(52,774)
7. Other additions and/or allowable credits		-
8. Net capital before haircuts on security positions		42,311
9. Haircuts on securities (computed where applicable, pursuant to 15c3-1 (f)):		
a) Contractual securities commitments		-
b) Subordinated securities borrowing		-
c) Trading and investment securities		-
d) Undue concentration		-
e) Other securities		309

HIGHLAND FINANCIAL, LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED SEPTEMBER 30, 2002

0. Net capital	42,002
1. Minimum net capital required (6-2/3% of total aggregate indebtedness)	2,439
2. Minimum dollar net capital requirement of reporting broker or dealer	25,000
3. Net capital requirement (greater of line 11 or 12)	25,000
4. Excess net capital	$ 17,002

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

Differences between this computation of net capital and the corresponding computation prepared by Highland Financial, Ltd. and included in the Company's unaudited Part II FOCUS Report filing as of the same date consisted of the following:

Excess per the Company's Part II (unaudited) FOCUS report	$ 38,734
Allowable expenses - The effect of audit adjustments for profit sharing expense and current federal and state income tax liability.	(21,732)
Excess per this computation	$ 17,002

The Company has not included supplementary schedules under Rule 15c3-3(d) and (e) regarding possession and control requirements and computation of reserve requirements, as such amounts would be zero.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

October 25, 2002

To the Shareholders of
Highland Financial, Ltd.
Johnstown, Pennsylvania

In planning and performing our audit on the financial statements and supplemental schedule of Highland Financial, Ltd. (the Company) for the year ended September 30, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph

and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002 to meet the SEC's objectives.

This report is intended solely for the use of the shareholders management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Wessel + Company

Wessel & Company
Certified Public Accountants